SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2


                      PROFESSIONAL TRANSPORTATION GROP LTD.
                      -------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)


                                   742963 10 1
                      -------------------------------------
                                 (CUSIP Number)


                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AMRO International, S.A.
     None

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           951,159 shares of Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         951,159 shares of Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None.
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     951,159 shares of Common Stock

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________



Item 1(a).  Name of Issuer.
            Professional Transportation Group Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            495 Lovers Lane Road
            Calhoun, GA  30701

Item 2(a).  Name of Person Filing.
            AMRO International, S.A.

Item 2(b). Address of Principal Business Office, or if none, Residence. The address of the principal business office of the reporting person is:

            c/o Ultra Finanz AG
            Grossmuensterplatz 6
            P.O.Box 4401
            CH-8022 Zurich, Switzerland

Item 2(c).  Citizenship.
            AMRO International, S.A. is a Panamanian Corporation.

Item 2(d).  Title of Class of Securities.
            Common Stock, NO PAR value

Item 2(e).  CUSIP Number.
            742963101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: not applicable

Item 4.     Ownership.

      (a)   Amount beneficially owned: 951,160 shares of Common Stock

      (b)   Percent of Class: 9.9%

      (c)   Number of shares as to which such person has (see notes):

            (i)   Sole power to direct the vote: 951,160 shares of Common Stock

            (ii)  Shared power to vote or to direct the vote: None

            (iii) Sole power to dispose or direct the disposition of: 951,160 shares of Common Stock of the Issuer.

            (iv)  Shared power to dispose or direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          September 29, 2000
                                          ------------------
                                                 (Date)


                                          --------------------------------------
                                              /s/ AMRO International, S. A.
                                               By: H.U. Bachofen, Director



                                          --------------------------------------

                                          --------------------------------------
                                                          (Signature)